David W. Bernstein
Partner
DIRECT TEL +1 212 878 8342
david.bernstein@cliffordchance.com
February 3, 2006
Securities and Exchange Commission
Washington, D.C. 20549
Re: Registration Statement File No. 333-130923
Ladies and Gentlemen:
On behalf of Lennar Corporation (the “Company”), we request that effectiveness of Registration Statement File No. 333-130923 (the “Registration Statement”) be accelerated to 10:00 a.m. on February 7, 2006, or as soon after that as is practicable.
We are authorized by our client to acknowledge the following on its behalf:
•	The action of the Commission or the staff in declaring the Registration Statement effective does not foreclose the Commission from taking any action with respect to the Registration Statement.

•	The action of the Commission or the staff in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement.

•	The Company may not assert the action of the Commission or the staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

•	The Company is aware of its obligations under the Securities Act of 1933, as amended.

Very truly yours,
/s/ David W. Bernstein
David W. Bernstein

cc: Michael Francis